ISRAMCO, INC.
4801 Woodway Drive
Suite 100E
Houston, Texas  77056

Tel.  713-621-6785
E-mail:  edyf@isramco-jay.com

Mr. Gary Newberry
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D. C.  20549-7010

Re:     Comment Letter dated December 23, 2008

Dear Mr. Newberry:

This letter will confirm the telephone conversation today with Jim Hutchinson concerning the date upon which the responses of Isramco, Inc. to the referenced comment letter will be provided.  As discussed, I was out of the office over the holidays and did not receive the facsimile transmission of the comment letter.  The official hard copy was not received in our offices until January 3, 2009.

Isramco, Inc. requested additional time to respond so that all of the comments can be fully reviewed in conjunction with the relevant documents.  We have agreed that the time for responding to the comment letter will be January 26, 2009.

If my understanding of our agreement is not consistent with yours, please let me know at once.  I appreciate your cooperation in this matter.

Very truly yours,

ISRAMCO, INC.

/s/ Edy Francis
Edy Francis
Chief Financial Officer